RECEIVED

2006 JUL -6 P 2:26

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Givaudan

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States

06014923

SUPPL

Vernier, 4 July 2006
RG/rmj6809
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Givaudan SA discloses shareholding (passing below 5% threshold)	3 July 2006	H
Abstract from Register of Commerce following capital reduction	30 June 2006	A

We are of course at your disposal should you need any further information.

Yours sincerely,

Givaudan SA

R. Garavagno   R. Zellweger

PROCESSED
JUL 10 2006
THOMSON FINANCIAL

Enclosures mentioned

Givaudan SA
Legal Affairs
5, chemin de la Parfumerie CH-1214 Vernier-GenevaT. +4122 780 96 46 F. +4122 780 91 96
roberto.garavagno@givaudan.com www.givaudan.com

dlw 7/6

"HERVE LAMY, GIVAUDAN S.A." <hlamy1@bloomberg.net>
Sent by: hlamy1@bloomberg.net

03.07.2006 17:16

To ROBERTO.GARAVAGNO@GIVAUDAN.COM

cc

bcc

Subject GIVAUDAN HOLDING OF OWN SHARES FALLS BELOW 5 PERCENT THRESH

GIVAUDAN HOLDING OF OWN SHARES FALLS BELOW 5 PERCENT THRESHOLD

This story matches the criteria set-up for the News Alert named "Givaudan" for UUID 1048422.
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GIVAUDAN SA

Shareholding disclosure

In accordance with the Swiss Stock Exchange Act, Givaudan SA, 5 ch. de la Parfumerie, 1214 Vernier, Switzerland, discloses that on 29 June 2006, its holding in own shares passed below the 5% threshold.

File N° 1263-2B-82-5087

REGISTRE DU COMMERCE DE GENÈVE

Extrait avec éventuelles radiations

EXTRAIT DU REGISTRE
Report du 27 mai 1993
No réf. 01022/1929
No féd. CH-660-0028929-4

RECEIVED
2006 JUL -6 P 2:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Givaudan SA

inscrite le 05 août 1929
Société anonyme

Réf.	Raison Sociale
1	~~Givaudan Roure (International) SA~~
11	~~Givaudan Roure (International) SA~~
16	Givaudan SA (Givaudan AG) (Givaudan Ltd)

Réf.	Siège
1	Vernier

Réf.	Adresse
1	chemin de la Parfumerie 5

Réf.	Dates des Statuts	Réf.	Dates des Statuts
1	27.02.1992	24	11.04.2003
4	18.05.1994 (nouv. stat.)	27	16.04.2004
11	10.09.1997	31	27.04.2005
16	04.04.2000 (nouv. stat.)	32	07.04.2006
17	09.05.2000 10.05.2000	34	07.04.2006
21	02.05.2002		

Réf.	But, Observations
1	But: ~~fabrication et vente de parfums naturels, artificiels, produits chimiques, arômes de fruits, produits pour l'industrie de l'alimentation; toutes recherches scientifiques et techniques relativement à cet objet; prise de toutes marques, brevets, licences, procédés de fabrication et formules, leur mise en valeur et leur exploitation. Participation à toute entreprise commerciale, industrielle, financière ou immobilière en rapport avec son but. Exercice de fonctions de conseil, de coordination et de contrôle à l'égard de sociétés affiliées.~~
1	Administration: un ou plusieurs membres.
4	But: ~~fabrication, distillation et mélange d'essences et produits pour la parfumerie, la cosmétique, la savonnerie, les produits alimentaires, pharmaceutiques et autres produits de consommation, ainsi que pour toutes autres industries intéressées; commerce et exploitation de ces produits; recherche et développement techniques et scientifiques relatifs à ces produits, à leur fabrication et à leur utilisation; prise, mise en valeur et exploitation de toutes marques, brevets, licences, procédés de fabrication et formules.~~
16	But: fabrication et le commerce de matières premières naturelles et synthétiques parfumantes ou aromatisantes, ou de mélanges de telles matières premières, ainsi que tous autres produits s'y rapportant; fourniture de services liés à l'utilisation de ces produits; recherche et développement techniques et scientifiques relatifs à ces produits, à leur fabrication et à leur utilisation, prise de toutes marques, brevets, licences, procédés de fabrication et formules, leur mise en valeur et leur exploitation.

Réf.	Organe de publication
1	FOSC
4	~~Communication aux actionnaires: FOSC ou lettre simple si l'adresse de tous les actionnaires est connue~~
16	Communication aux actionnaires: lettre

Réf.	Capital-actions		
	Nominal	Libéré	Actions
1	~~CHF 6'000'000~~	~~CHF 6'000'000~~	~~6'000 actions de CHF 1'000, au porteur.~~
16	~~CHF 6'000'000~~	~~CHF 6'000'000~~	~~600'000 actions de CHF 10, nominatives~~
17	~~CHF 86'256'270~~	~~CHF 86'256'270~~	~~8'625'627 actions de CHF 10, nominatives~~
21	~~CHF 87'256'270~~	~~CHF 87'256'270~~	~~8'725'627 actions de CHF 10, nominatives~~
24	~~CHF 80'000'000~~	~~CHF 80'000'000~~	~~8'000'000 actions de CHF 10, nominatives~~
27	~~CHF 78'000'000~~	~~CHF 78'000'000~~	~~7'800'000 actions de CHF 10, nominatives~~
31	~~CHF 74'000'000~~	~~CHF 74'000'000~~	~~7'400'000 actions de CHF 10, nominatives~~
34	CHF 72'000'000	CHF 72'000'000	7'200'000 actions de CHF 10, nominatives

	Apports en nature, reprises de biens, avantages particuliers
21	Apport en nature et reprise de biens: selon contrat du 02.05.2002, 50 actions nominatives d'une valeur nominale de CHF 1'000 de la société Food ingredients specialities SA, à Villars-sur-Glâne, pour le prix global de CHF 83'345'000, en contrepartie d'une partie duquel sont remises 100'000 actions de CHF 10, nominatives, une partie du solde à savoir CHF 49'000'000 constituant un agio, l'autre partie du solde à savoir CHF 33'345'000 faisant l'objet de la reprise de biens.

Réf.			Administration, organe de révision et personnes ayant qualité pour signer		
Inscr.	Mod.	Rad.	Nom et Prénoms, Origine, Domicile	Fonctions	Mode Signature
1		6	~~**Barrelet** Charles E., de Boveresse, à Céligny~~	~~adm. président~~	~~signature collective à 2~~
1		m 13	~~**Amic** Jean F., de France, à Paris, F~~	~~adm. délégué directeur général~~	~~signature collective à 2~~
1		5	~~**Froidevaux** Jean-Claude, de Muriaux, à Satigny~~	~~adm. délégué directeur général adjoint~~	~~signature collective à 2~~
1		15	~~**Gerber** Fritz, de Röthenbach im Emmental, à Arlesheim~~	~~adm.~~	~~signature collective à 2~~
1		10	~~**Höchli** Oskar, de Klingnau, à Riehen~~	~~adm.~~	~~signature collective à 2~~
1		m 6	~~**Leuenberger** Andres F., de Melchnau, à Riehen~~	~~adm.~~	~~signature collective à 2~~
1		2	~~**"Price Waterhouse SA"**, succursale à Genève~~	~~réviseur~~	
1		12	~~**Abderhalden** Hans, de Mogelsberg, à Jona~~	~~directeur~~	~~signature collective à 2~~
1		10	~~**Muller** Peter M., de Winterthour, à Therwil~~	~~directeur~~	~~signature collective à 2~~
1		9	~~**Thalmann** Jean-Nicolas, de Fribourg, à Confignon~~	~~directeur~~	~~signature collective à 2~~
1		3	~~**Margot** Charles-André, de Sainte-Croix, à Genève~~	~~directeur adjoint~~	~~signature collective à 2~~
1		m 18	~~**de Rougemont** C. Pascal, de Neuchâtel, à Genève~~	~~sous-directeur~~	~~signature collective à 2~~
1		6	~~**Duffey** Michel, de Hauteville, à Chéserex~~	~~sous-directeur~~	~~signature collective à 2~~
1		10	~~**Gay** Paul Michel, de France, à Gex, F~~	~~sous-directeur~~	~~signature collective à 2~~
1		m 19	~~**Gonckel** Adrien, de France, à Gex, F~~	~~sous-directeur~~	~~signature collective à 2~~
1		3	~~**Gounod** Charles-Emmanuel, de France, à Divonne-les-Bains, F~~	~~sous-directeur~~	~~signature collective à 2~~
1		m 19	~~**Petitpierre** Vincent, de Couvet, à Lausanne~~	~~sous-directeur~~	~~signature collective à 2~~
1		20	~~**Avettand-Fenoel** François, de France, à Genève~~		~~procuration collective à 2~~
1		6	~~**Bozzato** Giuliano, d'Italie, à Gy~~		~~procuration collective à 2~~
1		6	~~**Dowse** David, des USA, à Genève~~		~~procuration collective à 2~~
1		6	~~**Dubuis** Jean-Claude, de Corbeyrier, à Borex~~		~~procuration collective à 2~~
1		6	~~**Oberhänsli** Peter, de Küsnacht, à Genève~~		~~procuration collective à 2~~
1		6	~~**Pittet** Gilbert, d'Ormont-Dessous, à Coppet~~		~~procuration collective à 2~~
1		6	~~**Sager** Willy, de Gränichen, à Genève~~		~~procuration collective à 2~~

			Administration, organe de révision et personnes ayant qualité pour signer		
	Mod.	Rad.	Nom et Prénoms, Origine, Domicile	Fonctions	Mode Signature
		16	~~**"Revisuisse Price Waterhouse SA"** , succursale de Genève~~	~~réviseur~~	
3		m 6	~~**Andersen** Hans, d'Allemagne, à Hamburg, D~~	~~directeur adjoint~~	~~signature collective à 2~~
5		15	~~**Vock** Othmar, de Zurich, à Itingen~~	~~adm.~~	~~signature collective à 2~~
	6	m 15	~~**Leuenberger** Andres F., de Melchnau, à Riehen~~	~~adm. président~~	~~signature collective à 2~~
	6	12	~~**Andresen** Hans, d'Allemagne, à Hamburg, D~~		~~signature collective à 2~~
6		m 8	~~**Kälin** Rita, de Zurich, à Genève~~		~~procuration collective à 2~~
7		10	~~**De Falcis** Nobile, d'Italie, à Bienne~~		~~procuration collective à 2~~
7		10	~~**Ruether** Franz-Josef, d'Allemagne, à Genève~~		~~procuration collective à 2~~
	8	m 19	~~**Zellweger** Rita, de Zurich, à Genève~~		~~procuration collective à 2~~
10		m 19	~~**Pieren** Laurent, d'Adelboden, à Nyon~~	~~sous-directeur~~	~~signature collective à 2~~
	13	m 18	~~**Amic** Jean F., de France, à Paris, F~~	~~adm. vice-président~~	~~signature collective à 2~~
13		m 19	~~**Garavagno** Roberto, de Genève, à Genève~~		~~procuration collective à 2~~
14		20	~~**Mussche** Marie-Paul, de Belgique, à Genève~~	~~sous-directrice~~	~~signature collective à 2~~
15		29	~~**Meier** Henri B., de Buttisholz, à Bâle~~	~~adm. président~~	~~signature collective à 2~~
15			**Hoffmann** André, de Bâle, à Vaux-sur-Morges	adm.	signature collective à 2
	15	m 18	~~**Leuenberger** Andres F., de Melchnau, à Riehen~~	~~adm.~~	~~signature collective à 2~~
15			**Marthinsen** John, des USA, à Boston, USA	adm.	signature collective à 2
15			**Schierenbeck** Henner, d'Allemagne, à Bâle	adm.	signature collective à 2
15		m 29	~~**Witmer** Jürg, de Langendorf, à Arlesheim~~	~~adm.~~	~~signature collective à 2~~
16			**"PricewaterhouseCoopers SA"** , succursale de Genève	réviseur	
	18		**Leuenberger** Andres F., de Melchnau, à Riehen	adm. vice-président	signature collective à 2
	18	22	~~**Amic** Jean F., de France, à Paris, F~~	~~adm.~~	~~signature collective à 2~~
	18	m 19	~~**de Rougemont** C. Pascal, de Neuchâtel, à Genève~~	~~sec. hors cons. sous-directeur~~	~~signature collective à 2~~
	19		**de Rougemont** C. Pascal, de Neuchâtel, à Genève	sec. hors cons.	signature collective à 2
19			**Bachmeier** Bruce, des USA, à Genève		signature collective à 2
19		22	~~**Büttler** Martin, de Mümliswil-Ramiswil, à Lausen~~		~~signature collective à 2~~
	19		**Garavagno** Roberto, de Genève, à Genève		signature collective à 2
	19		**Gonckel** Adrien, de France, à Gex, F		signature collective à 2
19			**Louis** Vincent, de Gléresse, à Genève		signature collective à 2
	19		**Petitpierre** Vincent, de Couvet, à Lausanne		signature collective à 2
	19		**Pieren** Laurent, d'Adelboden, à Nyon		signature collective à 2
19			**Stalder** Marco, de Marbach, à Zollikon		signature collective à 2
19		33	~~**Vock** Othmar, de Zurich, à Itingen~~		~~signature collective à 2~~
19			**Wirtz** Jean-Pierre, de Reinach (BL), à Risch		signature collective à 2
19			**Wullschleger** Peter, d'Aarburg, à Oberwil (BL)		signature collective à 2
	19		**Zellweger** Rita, de Zurich, à Genève		signature collective à 2
19			**Zilliox** Marie-Jean, de France, à Ornex, F		signature collective à 2
20		33	~~**Frater** Georg, de Greifensee, à Winterthur~~		~~procuration collective à 2~~
20			**Sievert** Claudia, d'Allemagne, à Dübendorf		procuration collective à 2
20		33	~~**Simmons** John, de Grande-Bretagne, à Zurich~~		~~procuration collective à 2~~
23		26	~~**Bonjour** Michel, de Lignières, à La Tour-de-Peilz~~	~~adm.~~	~~signature collective à 2~~
23			**Siggen** Christian, de Chalais, à Saint-Prex		signature collective à 2
25			**Kopf** Martin, de Küttigen, à Founex		signature collective à 2

Réf.			Administration, organe de révision et personnes ayant qualité pour signer		
Inscr.	Mod.	Rad.	**Nom et Prénoms, Origine, Domicile**	**Fonctions**	**Mode Signature**
25			**McStea** John Anthony, de Grande-Bretagne, à Hölfstein		signature collective à 2
26			**Fuhrmann** Dietrich, d'Allemagne, à Saint-Sulpice (NE)	adm.	signature collective à 2
28			**Waehren** Matthias, de Seedorf (BE), à Biel-Benken		signature collective à 2
28			**Gautschi** Markus, de Gontenschwil, à Zeiningen		procuration collective à 2
28			**Waeber** Virginie, de Schmitten (FR), à Borex		procuration collective à 2
	29		**Witmer** Jürg, de Langendorf, à Arlesheim	adm. président	signature collective à 2
29			**Kappeler** Peter, de Wattenwil, à Soleure	adm.	signature collective à 2
30			**Andrier** Gilles, de France, à Paris, F	directeur	signature collective à 2

Réf.	JOURNAL		PUBLICATION FOSC	
	Numéro	**Date**	**Date**	**Page**
0		report		
2	8306	20.08.1993	06.09.1993	4684
4	5370	06.06.1994	21.06.1994	3468
6	8705	16.09.1994	03.10.1994	5457
8	1032	29.01.1997	12.02.1997	953
10	4931	22.05.1997	06.06.1997	3873
12	9653	27.08.1998	03.09.1998	6100
14	2283	23.02.2000	29.02.2000	1390
16	4906	02.05.2000	08.05.2000	3085
18	5817	25.05.2000	31.05.2000	3716
20	12688	20.11.2001	26.11.2001	9284
22	11418	29.10.2002	04.11.2002	6
24	7269	27.06.2003	03.07.2003	9
26	4810	20.04.2004	26.04.2004	6
28	2905	04.03.2005	10.03.2005	7
30	6920	07.06.2005	13.06.2005	7
32	5117	12.04.2006	20.04.2006	8
34	8366	29.06.2006		

Réf.	JOURNAL		PUBLICATION FOSC	
	Numéro	**Date**	**Date**	**Page**
1	4945	25.05.1993	14.06.1993	3083
3	3176	23.03.1994	06.04.1994	1834
5	6880	19.07.1994	03.08.1994	4343
7	4094	19.04.1995	01.05.1995	2394
9	4846	20.05.1997	04.06.1997	3801
11	10603	06.10.1997	21.10.1997	7671
13	3541	30.03.1999	07.04.1999	2233
15	4761	26.04.2000	02.05.2000	2932
17	5348	12.05.2000	18.05.2000	3372
19	11939	08.11.2000	15.11.2000	7772
21	4704	03.05.2002	10.05.2002	8
23	1746	10.02.2003	14.02.2003	8
25	1106	26.01.2004	02.02.2004	8
27	7941	05.07.2004	12.07.2004	9
29	5541	06.05.2005	12.05.2005	3
31	8749	14.07.2005	20.07.2005	6
33	7652	14.06.2006	20.06.2006	7

Inscription non encore publiée mais approuvée par l'office fédéral du registre du commerce (art. 115, al. 2 ORC)

Genève, le 30 juin 2006

Copie certifiée conforme

30 JUIN 2006

Le préposé
par délégation

Canton de Genève
Registre du Commerce

Fin de l'extrait

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